October 10, 2024

Karl Brenza
Chief Executive Officer
ScanTech AI Systems Inc.
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036

       Re: ScanTech AI Systems Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed October 1, 2024
           File No. 333-280595
Dear Karl Brenza:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
Sources and Uses of Funds after the Closing of the Business Combination, page
46

1. We note your disclosure that "every issued and outstanding ordinary share that is not redeemed and sold (including the ordinary shares held by the Insiders and Maxim, who have waived their redemption rights) between the Closing and the 90th day after the Closing, shall receive two (2) extra shares of Pubco Common Stock ninety days following the Closing or such other period as may be agreed by parties to the Business
       Combination Agreement." Please clearly indicate, and quantify as appropriate, the additional benefit that the Insiders and Maxim will receive from the extra shares.
       Revise your risk factors and "Interests of Insiders in the Business Combination"
       sections to disclose that Insiders will receive this benefit if the transaction is approved,
 October 10, 2024
Page 2

       and disclose whether the ability of Insiders and Maxim to receive extra shares is typical of other similar business combination transactions where non-redeeming public holders are entitled to receive additional securities.
Risk Factors
Nasdaq may delist Mars' securities from trading on its exchange prior to the Business
Combination . . ., page 77

2. You disclose that "Mars has until September 30, 2024 to demonstrate compliance with the initial listing requirements upon closing of the business combination with
       ScanTech." Please revise to clarify whether Mars has demonstrated compliance by this deadline.
Background of the Business Combination, page 133

3.     We note your revised disclosure related to the Conversion and Mutual
Release
       Agreement, the Loan Exchange and Release Agreement, and the Creditor Conversion
       Agreement, including that the relevant parties agreed to exchange certain debt and securities for predetermined amounts of PubCo common stock. Please revise your disclosure to quantify these predetermined share amounts, and file the Conversion and
       Mutual Release Agreement, Loan Exchange and Release Agreement, and any other material agreements described in this section as exhibits to your registration statement. Please also revise your tables throughout the filing, as appropriate, to account for these share issuances.
4. We note the following issues related to your disclosure regarding your commercialization of your scanners:

             Your disclosure notes that ScanTech achieved a major milestone under the
           Distribution Agreement with Visiontec Systems, and that based on performance,
           OPG has indicated to ScanTech that it would be interested in acquiring additional scanners for deployment in its other nuclear power facilities. Please revise your disclosure to clarify whether this indication is binding.

             Please provide support for your disclosure on page 146 noting that there is
           "growing interest from state and local entities" for your scanner, given that it appears this interest is limited to OPG.

             You disclose that "[t]he successful commercialization at OPG positions ScanTech for further opportunities in nuclear infrastructure protection globally." Given that this commercialization has occurred in one geographic location, please provide the basis for this statement and characterize it as management's opinion or belief.

             You disclose that "these operational improvements . . . translate
.. . . to higher
           probability of timely meeting of projections." Please revise your disclosure to provide additional detail supporting your belief that there is a "higher probability"
           of timely meeting of projections, and clarify whether and how the board considered timeliness as an assumption underlying the projections disclosed in the
 October 10, 2024
Page 3

           filing to arrive at the previous valuation of ScanTech. Your discussion should reference the specific, projected metrics and underlying assumptions you believe are impacted by the disclosed operational improvements. In addition, please provide additional detail regarding how the board considered the higher probability in arriving at the increased Merger Consideration of
           $140,000,000, including how the company calculated the increased valuation for
           ScanTech.
Unaudited Pro Forma Condensed Combined Financial Information, page 182

5. You set forth in response to comment 5, and pro forma adjustment (V), that shares under the Equity Incentive Plan will vest over a 3 year period. Please clarify whether the adjustments for $11,948,886 and $10,192,902 currently labeled as adjustment (U)
       on page 191 should be labeled as adjustment (V). In addition, please present the equity compensation as an operating expense and in the same line or lines as cash compensation paid to the same employees or nonemployees, for the periods presented.
       Refer to SAB Topic 14.F for guidance.
6. We note your response to comment 6 and pro forma adjustment (F). Please also disclose the number of Earnout shares that are potentially issuable and include it in your dilution sources at page 185.
7. We note adjustments (G.5) and (G.9) refer to new, Senior Secured Promissory Notes.
       Please disclose the maturity date and payment schedule for each promissory note, and any other material terms.
Industry Opportunity, page 220

8. We note your response to prior comment 7. Please revise to disclose the material terms of the Distributorship Agreement with XRC.
Payments Triggerable by Business Combination, page 228

9. We note your revised disclosure in response to prior comment 8. Please revise the disclosure here, as you do on page F-87, to clarify the terms of the various agreements with Taylor Freres or its affiliates, including the services provided by Taylor Freres to the Company, and discuss why the parties entered into a settlement agreement.
Enforcement of Civil Liabilities, page 261

10. We note your revised disclosure on page 261 that "it may not be possible to effect service of process within the United States upon such individuals, or to enforce against such individuals in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the
       United States." However, you disclose in your risk factor on page 68 that "we believe there are no . . . legal barriers from Canada, Malta or the United Kingdom to investors being able to effect service of process and enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws." Please revise your risk factor to disclose, as you do in this section, that there may be limitations on service of process and enforcement of judgments in the relevant jurisdictions. Ensure the heading of your risk factor conveys this risk. In
 October 10, 2024
Page 4

       addition, please revise your disclosure on page 261 to describe in more detail the jurisdictions outside of the United States where your directors, officers, and affiliates reside or hold assets, and provide a detailed description of the limitations on service of process and enforcement of judgments obtained in the United States in these respective jurisdictions.
Exhibits

11.    Please file the Seaport Group SIBS LLC and Aegus Corp. Promissory Bridge
Notes
       and any related amendments as exhibits to your registration statement. As a related matter, we note that Amendment No. 4 to the Business Combination
Agreement
       indicates that these Bridge Notes are "as amended." In an appropriate place in your registration statement and as applicable, please disclose the material terms of any amendments to these Promissory Bridge Notes.
       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Fang Liu